UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2023

Commission File Number 001-39327

Seadrill Limited

(Exact name of Registrant as specified in its Charter)

Park Place

55 Par-la-Ville Road

Hamilton HM 11 Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

ITEM 1.	INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Seadrill Limited (SDRL) - Fourth Quarter 2022 Results

Hamilton, Bermuda, April 5, 2023 - Seadrill Limited (“Seadrill” or the “Company”) (NYSE & OSE: SDRL), a leader in offshore drilling, provides financial results for the three months ended December 31, 2022.

Q4 2022 Highlights

•

Seadrill relisted its common shares on the New York Stock Exchange (“NYSE”) with trading commencing on October 14, 2022, and following the NYSE relisting Seadrill’s status on the Euronext Expand changed from a primary listing to a secondary listing. Subsequently, Seadrill uplisted to the main list of the Oslo Stock Exchange with trading commencing on November 17, 2022.

•	Seadrill added approximately $187 million of Order Backlog[2] during the quarter, bringing the total as of December 31, 2022 to approximately $2.3 billion.

•	Total Adjusted EBITDA[1] for the full year of 2022 was $265 million, at the top end of Seadrill’s 2022 financial guidance range.

•	Operating revenues decreased by 15% to $228 million in Q4 2022 largely due to fewer rig operating days overall across the fleet.

•

Total Adjusted EBITDA[1] was $41 million in Q4 2022 in line with expectations and previous guidance, but lower than prior quarters primarily as a result of: (i) idle time for the West Tellus, which completed upgrades for its upcoming long-term campaign with Petrobras that commenced in early January 2023; (ii) fewer rig operating days for the West Hercules, which concluded its operations in Canada and subsequently demobilized to Norway; and (iii) not benefiting from a full quarter of operating results with respect to the rigs sold under the Jackup Sale.

•	Consistent operational performance in Q4 2022, resulting in 95% technical utilization.

•

Seadrill completed the sale of the legal entities that own and operate seven jackup rigs (AOD I, AOD II, AOD III, West Callisto, West Ariel, West Cressida and West Leda) in the Kingdom of Saudi Arabia on October 18, 2022 (the “Jackup Sale”). The Jackup Sale triggered a mandatory payment of $204 million (inclusive of principal, accrued interest and exit fee) under Seadrill’s secured second lien debt facility (the “Second Lien Facility”).

•	On November 14, 2022, Seadrill made a voluntary payment of $269 million (inclusive of principal, accrued interest and exit fee) under the Second Lien Facility.

•

Cash and cash equivalents, which excludes restricted cash, as at December 31, 2022 was $480 million. The increase was primarily driven by proceeds from the Jackup Sale, partly offset by debt payments made under the Second Lien Facility. In addition, restricted cash as at December 31, 2022 was $118 million.

•	On December 22, 2022, Seadrill entered into a definitive agreement to acquire Aquadrill LLC (formerly Seadrill Partners LLC) in an all-stock transaction.

Subsequent Events

•

On February 10, 2023, Seadrill made a voluntary payment of $118 million (inclusive of principal, accrued interest and exit fee) under the Second Lien Facility. On March 15, 2023, Seadrill made a further voluntary payment of $44 million (inclusive of principal, accrued interest and exit fee) under the Second Lien Facility.

•

On February 24, 2023, Seadrill completed the sale of its 35% shareholding in Paratus Energy Services Limited (“PES”) (formerly Seadrill New Finance Limited) and certain other interests. PES is the entity which holds investments in SeaMex Group, Seabras Sapura and Archer Limited. We do not expect the sale to result in a material accounting gain or loss on closing.

•

On April 3, 2023, Seadrill completed the all-stock acquisition of Aquadrill LLC (“Aquadrill”), at which point Aquadrill became a wholly owned subsidiary of Seadrill. The combined company Order Backlog[2] as of April 5, 2023, was approximately $2.6 billion, with a fleet of 29 owned and managed units.

Financial Highlights
Figures in USD million, unless otherwise indicated	Q4 2022	Q3 2022	% Change
Total Operating Revenue	228	269	(15)%
Adjusted EBITDA[1]	39	57	(32)%
Adjusted EBITDA Margin (%)[1]	17.1%	21.2%	(19.3)%
Total Adjusted EBITDA[1] - continuing and discontinued operations	41	71	(42)%
Operating (Loss)/Profit	(7)	20	(135)%

Simon Johnson, President & CEO, commented:

“2022 was an extraordinary year of transformation for Seadrill that began with our successful emergence from restructuring in February. We later completed the sale of our seven jackups in the Kingdom of Saudi Arabia which enabled us to reshape our capital structure through substantial debt prepayments. To conclude the year, we announced the return of Aquadrill to the Seadrill family. This transaction completed on April 3, 2023, and coupled with our other strategic initiatives over the course of 2022, we believe we have a solid platform for growth and enhanced performance in the future that will deliver value to our shareholders. We continued our excellent operational performance in 2022 and in turn delivered strong financial performance within our 2022 guidance.

The management team and I would like to thank both our onshore and offshore employees for their continued efforts throughout the year. Our strong operational record and continued commercial success is down to our staff, whose hard work has been instrumental in driving Seadrill’s development. As the industry continues its realignment, we look forward to continuing to play an active role through 2023.”

[1]

Total Adjusted EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin are non-GAAP financial measures. For a definition of each such measure and a reconciliation to the most comparable GAAP financial measure, please see the Appendices.

[2]	For a definition of Order Backlog, please see “Commercial Review” section.

Forward-Looking Statements

This communication includes forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. All statements other than statements of historical facts included in this communication, including those regarding future guidance, including total revenue, Adjusted EBITDA, Total Adjusted EBITDA and capital expenditures and long-term maintenance, and statements about the Company’s plans, strategies, business prospects, changes and trends in its business and the markets in which it operates are forward-looking statements. These forward-looking statements can often, but not necessarily, be identified by the use of forward-looking terminology, including the terms “assumes”, “projects”, “forecasts”, “estimates”, “expects”, “anticipates”, “believes”, “plans”, “intends”, “may”, “might”, “will”, “would”, “can”, “could”, “should” or, in each case, their negative, or other variations or comparable terminology. These statements are based on management’s current plans, expectations, assumptions and beliefs concerning future events impacting the Company and therefore involve a number of risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed or implied in the forward-looking statements, which speak only as of the date of this communication. Important factors that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to, offshore drilling market conditions including supply and demand, day rates, customer drilling programs and effects of new rigs on the market, contract awards and rig mobilizations, contract backlog, dry-docking and other costs of maintenance of the drilling rigs in the Company’s fleet, the cost and timing of shipyard and other capital projects, the performance of the drilling rigs in the Company’s fleet, delay in payment or disputes with customers, Seadrill’s ability to successfully employ its drilling units, procure or have access to financing, ability to comply with loan covenants, liquidity and adequacy of cash flow from operations, fluctuations in the international price of oil, international financial market conditions, inflation, changes in governmental regulations that affect the Company or the operations of the Company’s fleet, increased competition in the offshore drilling industry, the impact of global economic conditions and global health threats, pandemics and epidemics, our ability to successfully complete any acquisitions, divestitures and mergers, our liquidity and the adequacy of cash flows for our obligations, our liquidity and the adequacy of cash flows for our obligations, our ability to satisfy the continued listing requirements of the New York Stock Exchange (“NYSE”) and the Oslo Stock Exchange (“OSE”), or other exchanges where our common shares may be listed, or to cure any continued listing standard deficiency with respect thereto, the cancellation of drilling contracts currently included in reported contract backlog, losses on impairment of long-lived assets, shipyard, construction and other delays, the results of meetings of our shareholders, political and other uncertainties, including those related to the conflict in Ukraine, the effect and results of litigation, regulatory matters, settlements, audits, assessments and contingencies, including any litigation related to the merger of the Company (the “Merger”) with Aquadrill LLC (“Aquadrill”), our ability to successfully integrate with Aquadrill following the Merger, the concentration of our revenues in certain geographical jurisdictions, limitations on insurance coverage, our ability to attract and retain skilled personnel on commercially reasonable terms, the level of expected capital expenditures, our expected financing of such capital expenditures, and the timing and cost of completion of capital projects, fluctuations in interest rates or exchange rates and currency devaluations relating to foreign or U.S. monetary policy, tax matters, changes in tax laws, treaties and regulations, tax assessments and liabilities for tax issues, legal and regulatory matters in the jurisdictions in which we operate, customs and environmental matters, the potential impacts on our business resulting from decarbonization and emissions legislation and regulations, the impact on our business from climate-change generally, and the occurrence of cybersecurity incidents, attacks or other breaches to our information technology systems, including our rig operating systems and other important factors described from time to time in the reports filed or furnished by us with the SEC. Consequently, no forward-looking statement can be guaranteed. When considering these forward-looking statements, you should also keep in mind the risks described from time to time in the Company’s filings with the SEC, including its Annual Report on Form 20-F for the year ended December 31, 2021, filed with the SEC on April 29, 2022 (File No. 001-39327) and subsequent reports on Form 6-K.

The Company undertakes no obligation to update any forward-looking statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, the Company cannot assess the impact of each such factors on its business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement.

April 5, 2023

The Board of Directors

Seadrill Limited

Hamilton, Bermuda

Questions should be directed to Seadrill Management Ltd. represented by:

Simon Johnson	President and Chief Executive Officer

Analyst and investor questions should be directed to:

David Warwick	Director of Investor Relations	+971 58 687 4132

Media questions should be directed to:

Sara Dunne	Director of Communications	+1 281 630 7064

FOURTH QUARTER 2022

OPERATING REVIEW

Rig Activity

The fourth quarter status and performance of Seadrill Limited’s owned rig fleet was as follows (1):

As at December 31, 2022	Floaters	Jackups	Harsh Environment	Total
Operating	6	3	2	11
Technical utilization (2)	93%	—	97%	95%
Economic utilization (3)	92%	—	88%	91%
Future contracted	1	—	—	1
Idle	1	1	—	2

Total	8	4	2	14

[1]	Economic and technical utilization does not include West Gemini and the three jackup rigs on bareboat charter to Sonadrill and Gulfdrill respectively.
[2]	Technical utilization is calculated as the total hours available for work, excluding planned maintenance, divided by the total number of hours in the period.
[3]	Economic utilization is calculated as total revenue, excluding bonuses, for the period as a proportion of the full operating dayrate multiplied by the number of days on contract in the period.

Seadrill had five drillships and one benign-environment semi-submersible rig operating at the end of the period. The West Carina and West Jupiter began their contracts with Petrobras during the quarter, while the West Saturn commenced its contract with Equinor in Brazil. The West Neptune and Sevan Louisiana were under contract in the U.S. Gulf of Mexico with LLOG Exploration Offshore, L.L.C. (“LLOG”) and Talos Production Inc respectively. In Angola, the West Gemini continued its contract through the Sonadrill joint venture with TotalEnergies.

The West Tellus continued contract preparations during the fourth quarter of 2022, ahead of its long-term campaign with Petrobras in Brazil. The rig commenced operations with Petrobras in early January 2023.

As at December 31, 2022, Seadrill had two harsh environment rigs operating in Norway. The West Elara remained on contract with ConocoPhillips and the West Phoenix continued operations during the period with VAR Energi.

Seadrill had three jackup rigs operating at the end of the period. The West Castor, West Telesto and West Tucana were all on bareboat charter with the Gulfdrill joint venture. During the period, Seadrill completed the sale of the legal entities that own and operate seven jackup rigs (AOD I, AOD II, AOD III, West Callisto, West Ariel, West Cressida and West Leda) in the Kingdom of Saudi Arabia (the “Jackup Sale”).

Seadrill has one cold stacked benign-environment semi-submersible (West Eclipse) and one cold stacked jackup (West Prospero). We are continuing to actively market these rigs, taking a cautious view on the market and will remain disciplined, only reactivating cold stacked units where suitable work is secured and appropriate investment returns can be achieved.

The fourth quarter status and performance of Seadrill Limited’s managed rig fleet was as follows:

As at December 31, 2022	Floaters	Jackups	Harsh Environment	Total
Operating	2	5	—	7
Technical utilization	100%	88%	—	91%
Future contracted	—	—	—	—

Total	2	5	—	7

As of December 31, 2022, Seadrill managed two drillships, the Libongos and the Quenguela, on behalf of the Sonadrill joint venture. The Libongos and the Quenguela are owned by Sonangol and are on bareboat charter to Sonadrill. The Quenguela is contracted with TotalEnergies in Angola and the Libongos is contracted with an undisclosed client in Angola.

Across the managed jackup fleet, Seadrill operated five rigs at the quarter end. These rigs were the West Titania, West Oberon, West Defender, West Intrepid and West Courageous. They are owned by SeaMex Group and are on contract with Pemex, drilling in the Gulf of Mexico. We recently announced the sale of our entire 35% shareholding in Paratus Energy Services Limited, which was completed in February 2023. As a result of the sale, we no longer hold any interest in SeaMex Group, Seabras Sapura, or Archer Limited. In connection with the sale, on March 14, 2023, we provided each of PES and SeaMex Holdings with a termination notice regarding (i) the Paratus MSA and (ii) the SeaMex MSA, respectively. The Paratus MSA will terminate effective July 12, 2023; and the SeaMex MSA will terminate effective September 10, 2023. We do not believe these terminations will have a material effect on the financial condition of Seadrill.

FINANCIAL REVIEW

Abbreviated Income Statement

Figures in US$ million	4Q22	3Q22
Total operating revenues	228	269
Total operating expenses	(236)	(250)
Total other operating items	1	1

Operating (loss)/profit	(7)	20

Total financial and other non-operating items	(16)	(36)
Income tax expense	—	(2)
Income from discontinued operations	272	2

Net profit/(loss) - continuing and discontinued operations	249	(16)

Adjusted EBITDA from continuing operations	39	57

Adjusted EBITDA from discontinued operations	2	14

Total Adjusted EBITDA	41	71

In October 2022, we disposed of seven jackup units with contracts in the Kingdom of Saudi Arabia (the “KSA Business”). We have reclassified the KSA Business as a discontinued operation and its results have been reported separately from Seadrill’s continuing operations for both the current and comparative periods. The assets and liabilities of the KSA Business were reclassified as held for sale in all periods presented.

Total operating revenues for 4Q22 were $228 million (3Q22: $269 million), a decrease of $41 million, primarily due to decreased rig operating days resulting from the West Tellus moving to the shipyard for upgrades before its upcoming contract with Petrobras and completion of leasing arrangements for the West Hercules and West Linus. The decline was partially offset by the commencement of new contracts for West Carina, West Saturn, and West Jupiter in Brazil, as well as a one-time sale of inventories to Gulf Drilling International, our joint venture partner for Gulfdrill.

Total operating expenses for 4Q22 were $236 million (3Q22: $250 million), a decrease of $14 million primarily attributed to fewer operating days in the quarter. The decrease was partly offset by increased costs on the rigs starting new contracts in Brazil.

Total Adjusted EBITDA was $41 million in 4Q22 (3Q22: $71 million), delivering a Total Adjusted EBITDA margin of 17% (3Q22: 23%). The decrease in adjusted EBITDA is due to the variances described above.

Total financial and other items for 4Q22 were $16 million expense (3Q22: $36 million expense), a decrease of $20 million primarily due to lower interest expenses resulting from mandatory and voluntary principal debt repayments. Additionally, there were lower foreign exchange losses and the non-recurrence of equity accounted losses on Paratus Energy Services incurred in the previous quarter.

Income from discontinued operations was $272 million income in 4Q22 (3Q22: $2 million income), an increase of $270 million. The increase was primarily due to an accounting gain recognized at the point of closing on the sale of the KSA Business.

Net profit/(loss) - continuing and discontinued operations for 4Q22 was $249 million net profit (3Q22: $16 million net loss).

Abbreviated Cash Flow Statement

Figures in US$ million	4Q22	3Q22
Net cash provided by/(used in) operating activities	76	(32)
Net cash provided by/(used in) investing activities	627	(77)
Net cash used in financing activities	(464)	—
Effect of exchange rate changes on cash	2	(2)

Net increase/(decrease) in cash and cash equivalents, including restricted cash	241	(111)

Cash and cash equivalents, including restricted cash, at beginning of the period	357	468

Cash and cash equivalents, including restricted cash, at the end of period	598	357

Net cash provided by operating activities for 4Q22 was $76 million (net cash used in operating activities for 3Q22: $32 million), a favorable variance of $108 million primarily due to cash inflows for deferred revenue on new contracts for West Saturn and West Carina, receipt of West Hercules accrued demobilization revenue, and settlement of West Hercules and West Linus related accounts receivable, following end of contracts and delivery of the rigs to SFL Corporation Ltd (“SFL”).

Net cash provided by/(used in) investing activities in 4Q22 contributed to a $627 million inflow (3Q22: $77 million outflow), a favorable variance of $704 million mainly due to proceeds from the Jackup Sale and lower outflow on capital expenditure, reflecting the substantial completion of reactivation and upgrade projects ahead of West Jupiter, West Carina, and West Saturn contract commencements during the fourth quarter.

Net cash used in financing activities in 4Q22 was $464 million (3Q22: nil), an increase of $464 million due to mandatory and voluntary principal repayments on the second lien facility following receipt of proceeds received from the Jackup sale.

Effect of exchange rate changes on cash in 4Q22 was a $2 million inflow (3Q22: $2 million outflow), an increase of $4 million due to appreciation of restricted cash balances held in Brazilian Real against the US Dollar.

Net increase in cash in 4Q22 was $241 million (net decrease in 3Q22: $111 million) resulting in total cash and cash equivalents, including restricted cash, of $598 million as at 4Q22 (3Q22: $357 million).

Abbreviated Balance Sheet

Figures in US$ million	As at December 31, 2022	As at September 30, 2022
Cash and cash equivalents	480	224
Restricted cash	118	125
Assets held for sale	—	392
Other current assets	333	422
Non-current assets (excluding non-current restricted cash)	1,870	1,819

Total assets	2,801	2,982

Liabilities associated with assets held for sale	—	37
Other current liabilities (excluding liabilities associated with assets held for sale)	404	380
Non-current liabilities	695	1,111
Total equity	1,702	1,454

Total liabilities and equity	2,801	2,982

Unless otherwise stated, the following financial information excludes the impact from the discontinued operations held for sale as at September 30, 2022.

Cash and cash equivalents, which excludes restricted cash, was $480 million (3Q22: $224 million). The increase is due to proceeds from the Jackup Sale and favorable working capital movements, offset by debt repayments.

Restricted cash was $118 million (3Q22: $125 million). The decrease was primarily due to the release of cash pledged as collateral for bank guarantees and to SFL for the West Hercules, following redelivery in the quarter.

Assets held for sale at 4Q22 were nil (3Q22: $392 million). The decrease is due to completion of the Jackup Sale on October 18, 2022.

Other current assets were $333 million (3Q22: $422 million). The decrease was due to a reduction in amounts due from related parties, reflecting cash collections made during the quarter, amortization of favorable contracts and the collection of demobilization revenues related to the West Hercules, which had been previously accrued. Furthermore, balances with the KSA Business were settled ahead of the sale’s closing.

Non-current assets (excluding non-current restricted cash) were $1,870 million (3Q22: $1,819 million). The increase is primarily attributable to capital expenditures incurred in preparation for the new and upcoming multi-year drilling contracts in Brazil (West Jupiter, West Carina, West Saturn, and West Tellus), as well as deferred mobilization expenses for these rigs.

Liabilities held for sale at 4Q22 were nil (3Q22: $37 million). The decrease is due to completion of the Jackup Sale on October 18, 2022.

Other current liabilities were $404 million (3Q22: $380 million). The increase was due to the recognition of liabilities for potential exposures under indemnities provided under the Jackup Sale, as well as deferred revenue from new contracts for West Jupiter, West Saturn, and West Carina. This increase was partially offset by lower accrued interest at the end of the reporting period due to mandatory and voluntary repayments made against the second lien facility following receipt of proceeds from the Jackup sale.

Non-current liabilities were $695 million (3Q22: $1,111 million). The decrease is primarily attributable to mandatory and voluntary debt repayments made following the Jackup Sale, partially offset by an increase in deferred revenue from new contracts for West Jupiter, West Saturn, and West Carina.

Equity was a $1,702 million as of December 31, 2022 (3Q22: $1,454 million). The increase was due to the net profit for 4Q22.

Liquidity

As of December 31, 2022, total cash and cash equivalents of $598 million was comprised of $480 million of unrestricted cash and $118 million of restricted cash. The major components of restricted cash include $74 million of cash held as collateral for a local tax case in Brazil, $23 million of cash held in escrow, $10 million pledged as collateral for performance bonds and similar guarantees, and $11 million of other balances.

During the quarter, we received net proceeds of $659 million in respect to the Jackup Sale and made mandatory and voluntary payments under the Second Lien Facility of $204 million and $269 million respectively (inclusive of principal, accrued interest and exit fee).

Subsequent to December 31, 2022, on February 10, 2023, Seadrill made a voluntary payment of $118 million under the Second Lien Facility, which comprised $110 million in debt principal, $6 million in exit fee, and $2 million in accrued interest. On March 15, 2023, Seadrill made a further voluntary payment of $44 million under the Second Lien Facility, which comprised $40 million in debt principal, $2 million in exit fee, and $2 million in accrued interest.

COMMERCIAL REVIEW

Order Backlog1

Order Backlog as of December 31, 2022 was approximately $2.3 billion. The Order Backlog reduction from September 30, 2022 is largely related to the sale of the seven jackup rigs contracted in the Kingdom of Saudi Arabia. During the quarter Seadrill added approximately $187 million of Order Backlog, whilst consuming approximately $210 million of Order Backlog. The additions during the quarter comprise an extension for the Libongos in Angola with a firm term of approximately 25 months, which is contracted through our Sonadrill joint venture, and a three-month option for the West Neptune in the U.S. Gulf of Mexico that was exercised by LLOG.

Since December 31, 2022 the West Neptune had an additional three-month option exercised by LLOG, adding a further $39 million in Order Backlog. As such, with the two sets of three-month options exercised, the rig is now expected to be busy with LLOG until the third quarter of 2024.

Seadrill’s Order Backlog as of April 5, 2023 is $2.6 billion, which reflects Order Backlog for the combined company following completion of the Aquadrill acquisition on April 3, 2023.

Trading Outlook2

Seadrill remains encouraged by the fundamentals underpinning the oil and gas sector. Despite recent market turmoil, with recession fears and bank sector concerns, energy security will remain a key topic going forward, with strong global demand for affordable and reliable energy sources. Exploration and Production companies are showing signs of increased capital expenditure to bring newly sanctioned projects online, as well as an increase in exploration activity, pointing to heightened demand for the services of the offshore drilling sector over the coming years. While demand is a key driver, we believe that the lack of available supply of rigs, driven by significant scrapping over the last eight years, to be a critical component of the market’s continued positive momentum and trajectory through 2023 and beyond.

The benign ultra-deepwater floater market continues to show strength with dayrates and utilization steadily increasing. The Golden Triangle remains the focal point of this growth and is expected to be the geographical base of the majority of the longer-term contracts, largely driven by Petrobras in Brazil and operators in West Africa. Utilization of drillships is at a level which is resulting in the dayrate spread between 7th generation and 6th generation rigs tightening significantly. Through 2023 and 2024, it is expected demand will steadily outstrip supply, with very little spare capacity on the side-lines ready to work in the near-term, leading to continued improvements in contract economics.

Though the harsh environment market is still subdued, we are increasingly optimistic regarding the outlook in the medium-term. The temporary tax scheme put in place in Norway saw a new record of PDOs submitted in 2022, which given time should translate into greater rig demand. With a number of units exiting the region for work in benign waters we expect to see an alignment of supply and demand resulting in an inflection point, and further demand expected in 2024.

With our renewed and enhanced rig portfolio following the successful completion of the Aquadrill transaction, we are well-positioned to capitalize on new opportunities, with one of the youngest and most technologically-advanced fleets.

——————————————————

[1]

Order Backlog includes all firm contracts at the maximum contractual operating dayrate multiplied by the number of days remaining in the firm contract period. For contracts which include a market indexed rate mechanism, the Company utilizes the current applicable dayrate multiplied by the number of days remaining in the firm contract period. Order Backlog excludes revenues for mobilization, demobilization and contract preparation or other incentive provisions and excludes backlog relating to Non-Consolidated Entities.

[2]	Sources: S&P Global (Petrodata Rigs), Rystad Energy

BOARD CHANGES

Following the period end, Seadrill announced on January 25, 2023 the appointment of a new member of the Board, Ana Zambelli.

Furthermore, on March 21, 2023 at the 2022 Annual General Meeting the resolution was passed by shareholders to increase the number of directors of the Company to nine and authorize the Board to fill the vacancies of two directors. In connection with the completion of the Aquadrill acquisition on April 3, 2023, Harry Quarls and Jonathan Swinney were appointed to serve on the Board.

The Board is comprised of the following individuals, who collectively bring extensive industry and leadership experience:

•	Julie Johnson Robertson, Chair of the Board

•	Mark McCollum, Chair of Audit Committee

•	Jean Cahuzac

•	Jan B. Kjaervik

•	Andrew Schultz

•	Paul Smith

•	Ana Zambelli

•	Harry Quarls

•	Jonathan Swinney

Appendix I - Reconciliation of Operating Income to Adjusted EBITDA

Adjusted EBITDA represents operating income before depreciation, amortization and similar non-cash charges. Additionally, in any given period the Company may have significant, unusual or non-recurring items which may be excluded from Adjusted EBITDA for that period. When applicable, these items are fully disclosed and incorporated into the reconciliation provided below.

Adjusted EBITDA is a non-GAAP financial measure used by investors to measure Seadrill’s ongoing financial and operating strength. The Company believes that Adjusted EBITDA assists investors by excluding the potentially disparate effects between periods of interest, other financial items, taxes and depreciation and amortization, which are affected by various and possibly changing financing methods, capital structure and historical cost basis and which may significantly affect operating income between periods.

Adjusted EBITDA should not be considered as an alternative to operating income or any other indicator of Seadrill Limited’s performance calculated in accordance with US GAAP.

The table below reconciles operating (loss)/profit to Adjusted EBITDA.

Figures in USD million, unless otherwise indicated	Three months ended December 31, 2022	Three months ended September 30, 2022
Operating (loss)/profit from continuing operations	(7)	20
Depreciation and amortization	43	38
Merger and integration related expenses	3	—
Other adjustments (1)	—	(1)

Adjusted EBITDA - continuing operations (a)	39	57

Total operating revenues (c)	228	269
Adjusted EBITDA margin - continuing operations	17.1%	21.2%
Operating (loss)/profit from discontinued operations	(3)	3
Depreciation and amortization	—	6
Costs associated with disposal	5	5

Adjusted EBITDA - discontinued operations (b)	2	14

Total operating revenues - discontinued operations (d)	7	35
Adjusted EBITDA margin - discontinued operations	28.6%	40.0%

Total Adjusted EBITDA (a+b)	41	71

Total operating revenues from continuing and discontinued operations (c+d)	235	304
Total Adjusted EBITDA margin	17.4%	23.4%

(1)	Includes credit loss expenses and gains on sundry asset disposals

Seadrill Limited

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

for the three months ended December 31, 2022 (Successor), the period from February 23, 2022 through December 31, 2022 (Successor), period from January 1, 2022 through February 22, 2022 (Predecessor), and three and twelve months ended December 31, 2021 (Predecessor)

	Successor	Predecessor	Successor	Predecessor
(In $ millions, except per share data)	Three months ended December 31, 2022	Three months ended December 31, 2021	Period from February 23, 2022 through December 31, 2022	Period from January 1, 2022 through February 22, 2022	Twelve months ended December 31, 2021
Operating revenues
Contract revenues	139	207	574	124	663
Reimbursable revenues	6	9	27	4	35
Management contract revenues (1)	64	47	203	36	177
Other revenues (1)	19	13	39	5	32

Total operating revenues	228	276	843	169	907

Operating expenses
Vessel and rig operating expenses	(122)	(173)	(445)	(76)	(612)
Reimbursable expenses	(6)	(8)	(24)	(4)	(32)
Depreciation and amortization	(43)	(30)	(135)	(17)	(127)
Management contract expenses (1)	(49)	(26)	(148)	(31)	(174)
Merger and integration related expenses	(3)	—	(3)	—	—
Selling, general and administrative expenses	(13)	(19)	(54)	(6)	(67)

Total operating expenses	(236)	(256)	(809)	(134)	(1,012)

Other operating items
Loss on impairment of long-lived assets	—	—	—	—	(152)
Gain on disposals	1	25	1	2	47
Other operating income	—	51	—	—	54

Total other operating items	1	76	1	2	(51)

Operating (loss)/profit	(7)	96	35	37	(156)
Financial and other non-operating items
Interest income	7	—	14	—	1
Interest expense	(25)	(11)	(98)	(7)	(109)
Share in results from associated companies (net of tax)	5	(1)	(2)	(2)	3
Gain/(loss) on derivative and foreign exchange	2	(4)	8	9	(4)
Reorganization items, net	(3)	(48)	(15)	3,683	(296)
Other financial items	(2)	1	(5)	21	(11)

Total financial and other non-operating items, net	(16)	(63)	(98)	3,704	(416)

(Loss)/profit before income taxes	(23)	33	(63)	3,741	(572)
Income tax benefit/(expense)	—	10	(10)	(2)	—

(Loss)/profit from continuing operations	(23)	43	(73)	3,739	(572)
Profit/(loss) after tax from discontinued operations	272	61	274	(33)	(15)

Net profit/(loss)	249	104	201	3,706	(587)

Basic/Diluted EPS: continuing operations ($)	(0.46)	0.43	(1.46)	37.25	(5.70)
Basic EPS ($)	4.98	1.04	4.02	36.92	(5.85)
Diluted EPS ($)	4.75	1.04	3.88	36.92	(5.85)

(1)	Predominantly relates to transactions with related parties.

Seadrill Limited

UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

for the three months ended December 31, 2022 (Successor), the period from February 23, 2022 through December 31, 2022 (Successor), period from January 1, 2022 through February 22, 2022 (Predecessor), and three and twelve months ended December 31, 2021 (Predecessor)

	Successor	Predecessor	Successor	Predecessor
(In $ millions)	Three months ended December 31, 2022	Three months ended December 31, 2021	Period from February 23, 2022 through December 31, 2022	Period from January 1, 2022 through February 22, 2022	Twelve months ended December 31, 2021
Net profit/(loss)	249	104	201	3,706	(587)

Other comprehensive gain, net of tax, relating to continuing operations:
Actuarial gain/(loss) relating to pension	(1)	—	2	1	—
Other comprehensive gain, net of tax, relating to discontinued operations:
Recycling of accumulated other comprehensive loss on sale of Paratus Energy Services	—	—	—	16	—
Change in fair value of debt component of Archer convertible bond	—	1	—	(1)	2
Share in results from associated companies	—	4	—	(2)	9

Other comprehensive (loss)/ income	(1)	5	2	14	11

Total comprehensive income/(loss) for the period	248	109	203	3,720	(576)

Seadrill Limited

UNAUDITED CONSOLIDATED BALANCE SHEETS

as at December 31, 2022 (Successor) and December 31, 2021 (Predecessor)

	Successor	Predecessor
(In $ millions, except per share data)	December 31, 2022	December 31, 2021
ASSETS
Current assets
Cash and cash equivalents	480	293
Restricted cash	44	160
Accounts receivable, net	137	158
Amounts due from related parties, net	27	28
Assets held for sale - current	—	1,145
Other current assets	169	197

Total current assets	857	1,981

Non-current assets
Investments in associated companies	84	27
Drilling units	1,668	1,431
Restricted cash	74	63
Deferred tax assets	15	10
Equipment	10	11
Assets held for sale - non-current	—	347
Other non-current assets	93	27

Total non-current assets	1,944	1,916

Total assets	2,801	3,897

LIABILITIES AND EQUITY
Current liabilities
Debt due within one year	22	—
Trade accounts payable	76	53
Liabilities associated with assets held for sale - current	—	983
Other current liabilities	306	219

Total current liabilities	404	1,255

Liabilities subject to compromise	—	6,117

Liabilities subject to compromise associated with assets held for sale	—	118

Non-current liabilities
Long-term debt	496	—
Deferred tax liabilities	9	9
Liabilities associated with assets held for sale - non-current	—	2
Other non-current liabilities	190	112

Total non-current liabilities	695	123

Equity
Common shares of par value US$0.01 per share: 375,000,000 shares authorized and 49,999,998 issued at December 31, 2022 (Successor)	—	—
Common shares of par value US$0.10 per share: 138,880,000 shares authorized and 100,384,435 issued at December 31, 2021 (Predecessor)	—	10
Additional paid-in capital	1,499	3,504
Accumulated other comprehensive income/(loss)	2	(15)
Retained earnings/(loss)	201	(7,215)

Total shareholders’ equity	1,702	(3,716)

Total liabilities and equity	2,801	3,897

Seadrill Limited

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

for the period from February 23, 2022 through December 31, 2022 (Successor), period from January 1, 2022 through February 22, 2022 (Predecessor) and twelve months ended December 31, 2021 (Predecessor)

	Successor	Predecessor
(In $ millions)	Period from February 23, 2022 through December 31, 2022	Period from January 1, 2022 through February 22, 2022	Twelve months ended December 31, 2021
Cash Flows from Operating Activities
Net profit/(loss)	201	3,706	(587)

Net (loss)/profit from continuing operations	(73)	3,739	(572)
Net income/(loss) from discontinued operations	274	(33)	(15)

Net operating net (loss)/profit adjustments related to discontinued operations (1)	(262)	38	10
Adjustments to reconcile net profit/(loss) to net cash used in operating activities:
Depreciation and amortization	135	17	127
Gain on disposals	(1)	(2)	(47)
Loss on impairment of long-lived assets	—	—	152
Share in results from associated companies, net of tax	2	2	(3)
Deferred tax benefit	(3)	(4)	(3)
Unrealized (gain)/loss on derivative and foreign exchange	(7)	(7)	2
Payment-in-kind interest	30	—	—
Amortization of discount on debt	—	7	84
Non-cash (gain)/loss reorganization items, net	—	(3,487)	176
Fresh Start valuation adjustments	—	(266)	—
Change in allowance for credit losses	1	(1)	34
Other cash movements in operating activities
Payments for long-term maintenance	(83)	(2)	(55)
Repayments made under failed sales and leaseback arrangements	—	(11)	(46)
Changes in operating assets and liabilities, net of effect of acquisitions and disposals
Trade accounts receivable	32	(11)	(41)
Trade accounts payable	23	—	15
Prepaid expenses/accrued revenue	9	—	(4)
Deferred revenue	44	(18)	7
Deferred mobilization costs	(111)	(4)	—
Related party receivables	(10)	(13)	(6)
Related party payables	—	—	(7)
Other assets	49	(4)	(21)
Other liabilities	16	4	59

Net cash flows provided by/(used in) operating activities	65	(56)	(154)

Cash Flows from Investing Activities
Additions to drilling units and equipment	(131)	(18)	(29)
Proceeds from disposal of assets	1	2	43
Funds advanced to discontinued operations	(16)	(20)	—
Net proceeds on disposal of business and cash impact from deconsolidation	659	(94)	—
Cash flows from investing activities (discontinued operations)	(40)	—	23

Net cash flows provided by/(used in) investing activities	473	(130)	37

1)

Relates to adjustments made to the net income/loss from discontinued operations to reconcile to net cash flows in operating activities from discontinued operations. The adjustments are made up of adjustments to reconcile net loss to net cash used in operating activities, other cash movements in operating activities, and changes in operating assets and liabilities, net of effect of acquisitions and disposals. The net cash provided by operating activities for the successor period from February 23, 2022 through December 31, 2022 was $12 million and for the predecessor period from January 1, 2022 through February 22, 2022 was $5 million. (Twelve months ended December 31, 2021 (Predecessor): $5 million used in).

Seadrill Limited

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

for the period from February 23, 2022 through December 31, 2022 (Successor), period from January 1, 2022 through February 22, 2022 (Predecessor) and twelve months ended December 31, 2021 (Predecessor)

	Successor	Predecessor
(In $ millions)	Period from February 23, 2022 through December 31, 2022	Period from January 1, 2022 through February 22, 2022	Twelve months ended December 31, 2021
Cash Flows from Financing Activities
Proceeds from debt	—	175	—
Proceeds from convertible bond issuance	—	50	—
Repayments of secured credit facilities	(464)	(160)	—
Cash flows from financing activities (discontinued operations)	16	20	—

Net cash (used in)/provided by financing activities	(448)	85	—

Effect of exchange rate changes on cash	(1)	6	(2)

Net (decrease)/increase in cash and cash equivalents, including restricted cash	89	(95)	(119)
Cash and cash equivalents, including restricted cash, at beginning of the period	509	604	723

Included in cash and cash equivalents and restricted cash per the balance sheet	490	516	653
Included in assets of discontinued operations	19	88	70

Cash and cash equivalents, including restricted cash, at the end of period	598	509	604

Included in cash and cash equivalents and restricted cash per the balance sheet	598	490	516
Included in assets of discontinued operations	—	19	88

Supplementary disclosure of cash flow information
Interest paid	(57)	—	—
Net taxes paid	(5)	(1)	(3)
Reorganization items, net paid	(13)	(56)	(100)

Seadrill Limited

UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

for the period from February 23, 2022 through December 31, 2022 (Successor), period from January 1, 2022 through February 22, 2022 (Predecessor) and twelve months ended December 31, 2021 (Predecessor)

(In $ millions)	Common shares	Additional paid-in capital	Accumulated other comprehensive loss	Retained Earnings	Total deficit
Balance as at January 1, 2021 (Predecessor)	10	3,504	(26)	(6,628)	(3,140)

Net loss from continuing operations	—	—	—	(301)	(301)
Net loss from discontinued operations	—	—	—	(10)	(10)

Balance as at March 31, 2021 (Predecessor)	10	3,504	(26)	(6,939)	(3,451)

Net loss from continuing operations	—	—	—	(259)	(259)
Net loss from discontinued operations	—	—	—	(35)	(35)
Other comprehensive income from discontinued operations	—	—	5	—	5

Balance as at June 30, 2021 (Predecessor)	10	3,504	(21)	(7,233)	(3,740)

Net loss from continuing operations	—	—	—	(55)	(55)
Net loss from discontinued operations	—	—	—	(31)	(31)
Other comprehensive income from discontinued operations	—	—	1	—	1

Balance as at September 30, 2021 (Predecessor)	10	3,504	(20)	(7,319)	(3,825)

Net income from continuing operations	—	—	—	43	43
Net income from discontinued operations	—	—	—	61	61
Other comprehensive income from discontinued operations	—	—	5	—	5

Balance as at December 31, 2021 (Predecessor)	10	3,504	(15)	(7,215)	(3,716)

Seadrill Limited

UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

for the period from February 23, 2022 through December 31, 2022 (Successor), period from January 1, 2022 through February 22, 2022 (Predecessor) and twelve months ended December 31, 2021 (Predecessor)

(In $ millions)	Predecessor Common shares	Predecessor Additional paid-in capital	Successor Common shares	Successor Additional paid-in capital	Accumulated other comprehensive (loss)/income	Retained (loss)/profit	Total (deficit)/ equity
Balance as at January 1, 2022 (Predecessor)	10	3,504	—	—	(15)	(7,215)	(3,716)

Other comprehensive income from continued operations	—	—	—	—	1	—	1
Other comprehensive loss from discontinued operations	—	—	—	—	(3)	—	(3)
Recycling of PES AOCI on deconsolidation	—	—	—	—	16	—	16
Net profit from continuing operations	—	—	—	—	—	3,739	3,739
Net loss from discontinued operations	—	—	—	—	—	(33)	(33)
Issuance of Successor common stock	—	—	—	1,499	—	(4)	1,495
Cancellation of Predecessor equity	(10)	(3,504)	—	—	1	3,513	—
Balance as at February 22, 2022 (Predecessor)	—	—	—	1,499	—	—	1,499

Balance as at February 23, 2022 (Successor)	—	—	—	1,499	—	—	1,499
Net income from continuing operations	—	—	—	—	—	4	4
Net loss from discontinued operations	—	—	—	—	—	—	—

Balance as at March 31, 2022 (Successor)	—	—	—	1,499	—	4	1,503

Net loss from continuing operations	—	—	—	—	—	(36)	(36)
Net income from discontinued operations	—	—	—	—	—	—	—
Other comprehensive income	—	—	—	—	3	—	3

Balance as at June 30, 2022 (Successor)	—	—	—	1,499	3	(32)	1,470

Net loss from continuing operations	—	—	—	—	—	(18)	(18)
Net income from discontinued operations	—	—	—	—	—	2	2

Balance as at September 30, 2022 (Successor)	—	—	—	1,499	3	(48)	1,454

Net loss from continuing operations	—	—	—	—	—	(23)	(23)
Net income from discontinued operations	—	—	—	—	—	272	272
Other comprehensive income	—	—	—	—	(1)	—	(1)

Balance as at December 31, 2022 (Successor)	—	—	—	1,499	2	201	1,702

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEADRILL LIMITED

Date: April 5, 2023	By:	/s/ Simon Johnson
Name: Simon Johnson
Title: Chief Executive Officer of Seadrill Management Ltd.
(Principal Executive Officer of Seadrill Limited)